Airtrax, Inc.
200 Freeway Drive, Unit One
Blackwood, New Jersey 08012
(856) 232-3000

February 14, 2008

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Airtrax, Inc. (the “Company”)
Registration Statement on Form SB-2
Initially Filed May 4, 2007
File No. 333-142644

Ladies and Gentlemen:

We previously filed a request for withdrawal of the above-referenced registration statement on Form SB-2. We hereby request that such request for withdrawal be withdrawn, as it fails to meet the requirements for such request. We intend to refile an appropriate request for withdrawal of the above-referenced registration statement on Form SB-2.  If you have any questions concerning this matter, please contact Richard Friedman at (212) 930-9700.

Thank you for your assistance in this matter.
AIRTRAX, INC.

By:	/s/ ROBERT WATSON
Robert Watson
President